EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, Polen Capital Credit, LLC ("Polen Credit"), a wholly-owned subsidiary of Polen Capital Management, LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, may be deemed, as of June 30, 2025, the beneficial owner of 227,893.50 shares or approximately 4.90% of the Common Shares outstanding of Polen Credit Opportunities Fund (the "Issuer").

Polen Capital Management, LLC ("Polen Capital"), the parent company and control person of Polen Credit, is also an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. Polen Capital, through its control of Polen Credit, may also be deemed, as of June 30, 2025, the beneficial owner of 227,893.50 Common Shares of the Issuer.